SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

TRINITY BIOTECH PLC

(Name of Registrant)

IDA Business Park

Bray, Co. Wicklow, Ireland

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070) and Form F-3 and (File Nos. 333-267160, 333-286020, 333-295842 and 333-280391).

EXPLANATORY NOTE

The Company has agreed with its lender, Perceptive Credit Holdings III, LP (“Perceptive”), that the interest payable under the Company’s credit agreement with Perceptive for May 2026 will be capitalised and added to the principal balance outstanding, and Perceptive has also agreed to a limited wavier in respect of Section 8.15 of the credit agreement for June 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Paul Murphy
Paul Murphy
Interim Chief Financial Officer

Date:  June 5, 2026